Exhibit 99.B(d)(23)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

Neuberger Berman Investment Advisers LLC

Dated December 12, 2013, as amended November 1, 2018

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional International Trust

Emerging Markets Debt Fund	[REDACTED]

Agreed and Accepted:

SEI Investments Management Corporation	Neuberger Berman Investment Advisers LLC

By:	By:

/s/ Stephen Beinhecker	/s/ Gorky Urquieta

Name:	Name:

Stephen Beinhecker	Gorky Urquieta

Title:	Title:

Managing Director	Co-Head Emerging Markets Debts